Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(In Thousands)

	Twelve Months Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
(Loss) Income from Continuing Operations Before Income Taxes	$(525,955)	$(475,705)	$180,151	$(9,529)	$314,227
Fixed Charges, as Shown Below	229,176	238,371	273,992	287,235	279,802
Amortization of Capitalized Interest	8,689	8,669	7,904	6,520	4,978
Equity in Income of Investees, Net of Distributions	(19,013)	(19,898)	(39,821)	(20,095)	(11,548)
Interest Capitalized	(1,467)	(2,509)	(13,573)	(43,666)	(38,054)
Noncontrolling Interest	(8,954)	(10,410)	—	1,386	397
Adjusted Earnings	$(317,524)	$(261,482)	$408,653	$221,851	$549,802

Fixed Charges:
Interest on Indebtedness, Expensed or Capitalized	$192,943	$201,775	$236,906	$262,672	$257,566
Interest within Rent Expense	36,233	36,596	37,086	24,563	22,236
Total Fixed Charges	$229,176	$238,371	$273,992	$287,235	$279,802

Ratio of Earnings to Fixed Charges	(1.39)	(1.10)	1.49	0.77	1.96